UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
______________________

May 4, 2010
(Date of Event which Requires Filing of this Statement)

Oreon Rental Corporation
(Name of Issuer)

Common Stock, $.00001 Par Value
(Title of Class of Securities)

686051103
(CUSIP Number)

Alvaro Vollmers
4900 California Ave., Tower B-210, Bakersfield, CA 93309
214-556-5992
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box Q.

Check the following box if a fee is being paid with the statement
☑.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 686051103
1	Names of Reporting Persons		Alvaro Vollmers
2	Check the Appropriate Box if a Member of a Group		(a) _______ (b) _______
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Peru and Germany
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	1,550,000 (59.4%)
	8	Shared Voting Power	0
	9	Sole Dispositive Power	1,550,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,550,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		59.4%
14	Type of Reporting Person		IN, HC

Item 1.    Security and Issuer.

This statement relates to the Common Stock, $.00001 par value (the "Common Stock"), of Oreon Rental Corporation, a Nevada corporation (the "Company") or (“Oreon”).  The principal executive offices of the Company are located at 4900 California Ave., Tower B-210, Bakersfield, California  93309.

Item 2.    Identity and Background.

(a)           Alvaro Vollmers ("Vollmers") is the person filing this statement.

(b)   Vollmer’s business address is 4900 California Ave., Tower B-210, Bakersfield, CA  93309.

(c)           Vollmers serves as President, Secretary, Treasurer, and sole director of the Company.  The Company’s address is set forth in Item 2(b) herein.

(d)    Vollmers has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)    Vollmers has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Vollmers is a citizen of Peru and Germany.

Item 3.    Source and Amount of Funds or Other Consideration.

On May 4, 2010, Dzvenyslava Protskiv transferred 1,550,000 shares of Common Stock, $0.00001 par value (“Common Stock”), of Oreon to Vollmers for cash consideration of $155.00, pursuant to a stock purchase agreement between the two of them and John Rhoden, a private investor. Vollmers used his personal funds for the purchase price.

Item 4.    Purpose of Transaction.

The purpose of the transaction was to complete the sale of a controlling interest in the Company from the former sole officer, director and majority shareholder, Ms. Protskiv, to Vollmers.

As disclosed in a Current Report on Form 8-K filed on January 7, 2010, Ms. Protskiv resigned from her positions as President, Treasurer, and the sole member of the Board of Directors of Oreon effective January 4, 2010.  Ms. Protskiv, as the owner of a majority of the issued and outstanding shares of Common Stock of Oreon, elected Vollmers to serve as her replacement as the sole director of Oreon, by written consent effective on January 4, 2010.   Vollmers, acting as the sole director of Oreon, subsequently appointed himself to serve as the President, Treasurer, and Secretary of Oreon, and removed any other officers of Oreon, effective as of January 4, 2010.

Prior to May 4, 2010, Ms. Protskiv owned 2,000,000 shares of Common Stock, or 76.6% of the issued and outstanding shares of Common Stock. Immediately after the closing of the transactions contemplated by the stock purchase agreement, Ms. Protskiv owned no shares, and Mr. Vollmers owned 59.4% of the issued and outstanding shares of Common Stock. Mr. Rhoden purchased 450,000 shares of Common Stock of the Company pursuant to the same stock purchase agreement. Mr. Rhoden is submitting a Schedule 13D on his own behalf in connection with his purchase of those shares.

Vollmers currently intends to transfer back to the Company 1,400,000 shares of the Common Stock purchased from Ms. Protskiv, for no or nominal consideration. Such shares will be held as treasury shares or cancelled by the Company. After this transfer back to the Company, Vollmers will no longer own more than a majority of the issued and outstanding shares of Common Stock of the Company. However, before he transfers those shares of Common Stock back to the Company, Vollmers, acting as the owner of a majority of the issued and outstanding shares of Common Stock, intends to approve resolutions to effect a 70:1 stock split of the Common Stock, and to amend the Company’s Articles of Incorporation to make updates to certain basic provisions of the Articles, to change the Company’s name to “American Liberty Petroleum Corp.” and to increase the number of authorized shares of the Company in consideration of the proposed stock split.  Any amendment will be subject to Oreon obtaining all required approvals, including those from FINRA and the SEC.

Item 5.    Interest in Securities of the Issuer.

(a)	Vollmers owns 1,550,000 shares of common stock, or 76.6% of all issued and outstanding shares.

(b)	Vollmers has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

Stock Purchase Agreement between D. Protskiv, John G. Rhoden and Alvaro Vollmers dated May 4, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alvaro Vollmers
Alvaro Vollmers

Date:  May 14, 2010

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is made and entered into by and among Alvaro Vollmers ("Vollmers"), John G. Rhoden ("Rhoden"), and Dzvenyslava Protskiv ("Protskiv"), as of May 4, 2010.

RECITALS:

A. Protskiv owns 2,000,000 shares of common stock, $0.00001 par value per share (the "Common Stock"), of Oreon Rental Corporation, a Nevada corporation ("Oreon").

B. Protskiv desires to sell all of the shares of Common Stock she owns, and Vollmers and Rhoden desire to purchase all of such shares of Common Stock in the aggregate, pursuant to the terms and conditions of this Agreement.

AGREEMENT:

Now, therefore, in consideration of the foregoing, the agreements and conditions set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

ARTICLE I
SALE AND PURCHASE

1.1 Sale of Shares to Vollmers. Protskiv hereby sells, transfers and delivers to Vollmers, and Vollmers purchases and accepts from Protskiv, One Million Five Hundred Fifty Thousand (1,550,000) shares of Common Stock (the "Vollmers Shares"), free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character.

1.2 Sale of Shares to Rhoden. Protskiv hereby sells, transfers and delivers to Rhoden, and Rhoden purchases and accepts from Protskiv, Four Hundred Fifty Thousand (450,000) shares of Common Stock (the "Rhoden Shares"), free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character.

1.3 Purchase Price and Terms. On the date of this Agreement, (i) Vollmers will pay to Protskiv the sum of One Hundred Fifty-Five Dollars ($155.00) (the "Vollmers Purchase Price") in cash by wire transfer to an account designated by Protskiv, as payment in full for the Vollmers Shares, and (ii) Rhoden will pay to Protskiv the sum of Forty-Five Dollars ($45.00) (the "Rhoden Purchase Price") in cash by wire transfer to an account designated by Protskiv, as payment in full for the Rhoden Shares.

1.4 Closing. Simultaneously with the execution of this Agreement (the "Closing"):

(a) Protskiv shall deliver to Vollmers (i) the stock certificates representing the Vollmers Shares, endorsed to Vollmers, (ii) fully executed stock powers with respect to the Vollmers Shares, and (iii) such other documents that may be necessary to transfer the Vollmers Shares to Vollmers, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character (collectively, the "Vollmers Transfer Documents").

(b) Protskiv shall deliver to Rhoden (i) the stock certificates representing the Rhoden Shares, endorsed to Rhoden, (ii) fully executed stock powers with respect to the Rhoden Shares,

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and (iii) such other documents that may be necessary to transfer the Rhoden Shares to Rhoden, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character (collectively, the "Rhoden Transfer Documents").

(c) Vollmers shall deliver the Vollmers Purchase Price to Protskiv, and Rhoden shall deliver the Rhoden Purchase Price to Protskiv.

The delivery of the Vollmers Transfer Documents, the Rhoden Transfer Documents, the Vollmers Purchase Price, and the Rhoden Purchase Price shall be deemed to take place simultaneously.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1 Protskiv represents and warrants to Vollmers the following:

(a) Protskiv has good and marketable title to the Vollmers Shares and is the sole record and beneficial owner thereof. Protskiv has the full legal right, power and authority to (i) enter into and perform this Agreement, and (ii) transfer, convey and sell the Vollmers Shares to Vollmers. Upon delivery of the Vollmers Transfer Documents on the date hereof, Protskiv will transfer to Vollmers good and marketable title to the Vollmers Shares, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character. Neither the execution of this Agreement nor the transfer of the Vollmers Shares to Vollmers will breach any agreement to which Protskiv is a party or to which the Vollmers Shares are subject, including any shareholders agreement, voting agreement, right of first refusal agreement, or similar agreement concerning the Vollmers Shares.

(b) This Agreement has been duly executed and delivered by Protskiv, and, assuming due execution and delivery by the Vollmers, constitutes a legal, valid and binding obligation of Protskiv enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

(c) There is no pending or, to Protskiv's knowledge, threatened litigation concerning the Vollmers Shares.

2.2 Vollmers represents and warrants to Protskiv as follows:

(a) This Agreement has been duly executed and delivered by Vollmers, and assuming due execution and delivery by Protskiv, constitutes a legal, valid and binding obligation of Vollmers enforceable in accordance with its terms subject to applicable bankruptcy, insolvency, and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

(b) Vollmers understands that the Vollmers Shares are not registered under the Securities Act of 1933 (the "Act") or the securities laws of any state and may not be disposed of in whole or in part in the absence of registration under the Act or any state securities laws, unless an exemption from registration is available.

2.3 Protskiv represents and warrants to Rhoden the following:

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(a) Protskiv has good and marketable title to the Rhoden Shares and is the sole record and beneficial owner thereof. Protskiv has the full legal right, power and authority to (i) enter into and perform this Agreement, and (ii) transfer, convey and sell the Rhoden Shares to Rhoden. Upon delivery of the Rhoden Transfer Documents on the date hereof, Protskiv will transfer to Rhoden good and marketable title to the Rhoden Shares, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character. Neither the execution of this Agreement nor the transfer of the Rhoden Shares to Rhoden will breach any agreement to which Protskiv is a party or to which the Rhoden Shares are subject, including any shareholders agreement, voting agreement, right of first refusal agreement, or similar agreement concerning the Rhoden Shares.

(b) This Agreement has been duly executed and delivered by Protskiv, and, assuming due execution and delivery by Rhoden, constitutes a legal, valid and binding obligation of Protskiv enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

(c) There is no pending or, to Protskiv's knowledge, threatened litigation concerning the Rhoden Shares.

2.4 Rhoden represents and warrants to Protskiv as follows:

(a) This Agreement has been duly executed and delivered by Rhoden, and assuming due execution and delivery by Protskiv, constitutes a legal, valid and binding obligation of Rhoden enforceable in accordance with its terms subject to applicable bankruptcy, insolvency, and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

(b) Rhoden understands that the Rhoden Shares are not registered under the Act or the securities laws of any state and may not be disposed of in whole or in part in the absence of registration under the Act or any state securities laws, unless an exemption from registration is available.

ARTICLE III
MISCELLANEOUS

3.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement, the Vollmers Transfer Documents and the Rhoden Transfer Documents shall survive the Closing and shall continue in full force and effect after the Closing.

3.2 Indemnity.

(a) Protskiv agrees to indemnify Vollmers from and against any and all claims, losses and liabilities resulting from or related to any breach of its representations and warranties made in Section 2.1 or in any Vollmers Transfer Document. Such indemnification shall include reasonable attorney's fees and expenses.

(b) Protskiv agrees to indemnify Rhoden from and against any and all claims, losses and liabilities resulting from or related to any breach of its representations and warranties made in Section 2.3 or in any Rhoden Transfer Document. Such indemnification shall include reasonable attorney's fees and expenses.

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3.3 Binding Effect. This Agreement is binding upon and will inure to the benefit of Vollmers, Rhoden, Protskiv and their respective heirs, legal representatives, successors and assigns.

3.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

3.5 Further Actions. Protskiv shall at any time after the Closing, execute and deliver all such other documents, and do all such acts and things which Vollmers or Rhoden reasonably requests in order to more effectively transfer to Vollmers and Rhoden the right, title, interest and possession of the Vollmers Shares and to the Rhoden Shares, respectively.

3.6 Entirety. This Agreement, the Vollmers Transfer Documents and the Rhoden Transfer Documents contain the entire agreement among the parties with respect to the matters addressed herein and supersede all prior representations, inducements, promises or agreements, oral or otherwise.

3.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which shall be deemed collectively to be one agreement.

(Signature Page Follows)

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In witness whereof, Protskiv, Vollmers and Rhoden have executed this Agreement as of the date written above.

VOLLMERS:

____
Alvaro Vollmers

RHODEN:

____
John G. Rhoden

PROTSKIV:

____
Dzvenyslava Protskiv

37354/321881v1

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In witness whereof, Protskiv, Vollmers and Rhoden have executed this Agreement as of the date written above.

VOLLMERS:

____
Alvaro Vollmers

RHODEN:

J. G. Rhoden
____
John G. Rhoden

PROTSKIV:

____
Dzvenyslava Protskiv

37354/321881v1

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In witness whereof, Protskiv, Vollmers and Rhoden have executed this Agreement as of the date written above.

VOLLMERS:

____
Alvaro Vollmers

RHODEN:

____
John G. Rhoden

PROTSKIV:

____
Dzvenyslava Protskiv

37354/321881v1

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